

Corporate Presentation

November 2011

Disclosures

Forward-looking Statements

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The Common Stock and Warrants have not and will not be registered under the Securities Act of 1933, as amended (the "Act"), or under any state securities laws, nor has the Securities and Exchange Commission (the "Commission") or any state regulatory authority endorsed the Offering. Any representation to the contrary is a criminal offense.

In making an investment decision, investors must rely upon their own examination of the company and the terms of the Offering, including the merits and risks involved. The acquisition of the Stock, if offered, should be considered only by persons who can bear the economic risk of their investment of ran indefinite period of time and can afford a total loss of their investment. Each prospective investor in the Offering should, prior to purchasing any Stock, consult his own attorney and business advisor as to the legal, business, tax, and related matters concerning its investment and is urged to ask questions of, and receive answers from, the Company concerning the terms and conditions of the Offering and request any additional information they may consider Necessary in making an informed investment decision.

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Information included herewith has been obtained from the Company and other sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed by, and should not be construed as a representation by the Company. Any representations and warranties will be contained only in a definitive agreement signed by the investor and the Company.

TONIX Pharmaceuticals Summary

- **Specialty pharmaceutical company developing innovative products for high-value CNS indications**

- **Lead programs target fibromyalgia syndrome (FM) and post traumatic stress disorder (PTSD)**

  - Reformulated cyclobenzaprine

  - Capital-efficient, low-risk development pathway

  - High ROI commercial strategy

  - Expect to follow successes of Lyrica® and Cymbalta® in FM

- **Fibromyalgia Phase 2(a) demonstrated statistically significant improvements in core symptoms**

- **Pipeline of additional CNS product candidates**

Experienced Leadership

Management Team

Seth Lederman, MD
Founder, CEO, Chairman
Co-founder, Vela, Targent, Validus, Fontus

Benjamin Selzer
Chief Operating Officer
Aton, Reliant, investment banking (Lehman Brothers & Banc of America Securities)

Rhonda Rosen, CPA
Chief Financial Officer
CFO, Validus, Fontus , two divisions of CIGNA , PricewaterhouseCoopers

Accomplished Independent Board

Board of Directors

Seth Lederman, MD
Founder, CEO, Chairman

Stuart Davidson
Former CEO of Alkermes & Combion

Patrick Grace
WR Grace, Chemed, Grace Institute

Donald W. Landry, MD, PhD
Columbia Chair of Medicine

Ernest Mario, PhD
Former CEO of Glaxo, Alza & Reliant

Charles Mather
Janney Securities, Cowen, Smith Barney

John Rhodes
Former Partner at Booz Allen Hamilton

Fibromyalgia Market Opportunity

- **Approximately 5 million U.S. fibromyalgia (FM) patients***

- **U.S. FM drug market estimated at $1.2 billion****
  - 2007-2010 CAGR of 18.4%**

- **Until 2007, there were no FDA approved FM drugs**

  - Lyrica® (Pfizer) was approved for FM in 2007 and is replacing off-label generic analgesics

  - Cymbalta® (Lilly) was approved for FM in 2008 and is replacing off-label generic anti-depressants

- **TNX-102 is expected to be FDA approved as a first-in-class drug for FM and to replace off-label generic muscle relaxants**

* National Institutes of Health, U.S. Department of Health and Human Services
** Source: Frost & Sullivan Fibromyalgia Market Study, December 2010

Fibromyalgia: Vicious Cycle

- **Medications that target pain or depressed mood are approved for the maintenance of FM**

- **TNX-102 will be a first-in-class medication targeting disturbed or non-restorative sleep (NRS) in FM**



Comparison of Fibromyalgia Drugs

- **Physicians often switch drugs when patients are dissatisfied**
- **TNX-102 is a first-in-class bedtime treatment and is not expected to compete with approved treatments**

Pipeline Treatments

Approved Treatments

TNX-102
- Nonrestorative Sleep category
- 1 dose
- Not restricted by DEA
- Should be available at all pharmacies

Rekinla® (JZP-6)*
- Nonrefreshing Sleep category
- 2 doses (bedtime & 4 hours later)
- Amnesia liability
- Strongest DEA schedule limits pharmacy and patient accessibility

LYRICA PREGABALIN
- Analgesic category
- DEA scheduled
- Taken 2 times a day
- Interferes with sleep

Cymbalta® duloxetine HCl
- Antidepressant category
- Suicidality warning
- Taken 1-2 times a day
- Interferes with sleep

Savella milnacipran HCl
- Antidepressant category
- Suicidality warning
- Taken 1-2 times a day
- Interferes with sleep

* Jazz recently announced they are discontinuing the development of Rekinla

Cyclobenzaprine Has an Impressive Safety Record and is Widely Used

- **Merck developed and launched Flexeril® in 1977**

- **Over one billion tablets prescribed in 2010**

- **Extensive safety & efficacy studies conducted by Merck in 1990s**

- **FDA approved controlled release products in 2007 (15 mg and 30 mg)**

- **No DEA scheduling, no recognized addictive potential**

- **Off-label Cyclobenzaprine is the third most widely prescribed medication for FM***

Source: Frost & Sullivan Fibromyalgia Market Study, December 2010

VLDC FM Pilot Study Results: Symptom Measures[*]

- **Study published in Journal of Rheumatology Dec. 2011**
- **Lead investigator Harvey Moldofsky thought leader in FM**



Change from Baseline (week 8): tenderness measured by dolorimetry; HAD is the Hospital Anxiety and Depression Scale; HAD Depression is the HAD depression subscale

* Moldofsky et al., J. Rheum. December 2011: http://jrheum.org/content/early/2011/08/30/jrheum.110194.full.pdf+html

TNX-102: VLDC New Formulation

- **Designed for the treatment of fibromyalgia**

    - Muscle relaxant products aim for stable high blood levels over 24 hours

    - Aiming for faster and more reliable absorption for FM

    - Designed for high blood levels during the night and lower levels the next day to reduce next day somnolence

- **Differentiated from, but not competitive with other FM therapies**

    - First-in-class sleep quality treatment for fibromyalgia

    - Bedtime versus daytime (Cymbalta, Lyrica, Savella)

    - Physicians switch patients between different classes when they are dissatisfied

TNX-102: Development Plan

- **PK trial to begin 4Q 2011 and clinical phase will be completed by year-end**

  - 30 subjects; three week study

  - To be conducted by PharmaNet Canada, a division of inVentive Health

  - TNX-102 vs. generic 5 mg tablet

  - TNX-102 fed/fasted

  - Expect differentiation in time-concentration curve relative to generic

- **Following PK trial, plan is to begin first pivotal trial**

  - 2 arm, 12 week study with approximately 150 patients per arm

  - Study design and endpoints to mirror those used by Lyrica and Cymbalta
    - Pain and a composite endpoint of other FM symptoms

  - Results expected mid-2013

TNX-102: Compelling Risk / Reward Profile

- **Low risk – safety, efficacy and demand established**

Risk Factor	Commentary
FDA Risk - Safety	• Cyclobenzaprine is one of the more widely prescribed pharmaceuticals; 1 billion tablets per year in the U.S. • FDA approved and prescribed since the 1970's • Widely studied in modern safety trials • 505(b)(2) registration; TONIX to benefit from existing safety data
FDA Risk - Efficacy	• Off-label Cyclobenzaprine is third most-widely-prescribed drug for FM • Phase 2a study demonstrated strong efficacy with very low dose cyclobenzaprine
Commercial Risk	• Off-label cyclobenzaprine already has market acceptance by physicians and patients despite never having been marketed for FM • TNX-102 would be approved as a first-in-class treatment for FM and is expected to replace off-label use of muscle relaxants • Widely used off label for FM; 48.3 million tablets in 2010 (Frost & Sullivan)
Reimbursement Risk	• TNX-102 is expected to be approved as a first-in-class treatment for FM • Currently no generic FM products
Generic Competition	• New, differentiated formulation relative to generic cyclobenzaprine • Lyrica and Cymbalta took market share from cheaper off-label generics once they obtained FDA approval for FM

TNX-102: Compelling Risk / Reward Profile

- **Short-term Monetization Focus**

  - The first of two pivotal clinical trials to commence Q3 2012

  - Initial, "interim", data should be available by Q1 2013, with final study report available Q2-Q3 2013

  - Somewhere between those two milestones, TONIX plans seek a major pharmaceutical partner or to monetize the company

TNX-105: VLDC for PTSD

- **3.5% of U.S. adult population will have suffered from PTSD in past 12 months***

  - Any trauma can lead to PTSD

- **Unsatisfied market**

  - Only Zoloft® and Paxil® have FDA approval

- **Widespread painkiller abuse and addiction**

- **Leveraging formulation and clinical work from TNX-102 to advance TNX-105**

* National Institutes of Mental Health & National Institutes of Health

TONIX PHARMACEUTICALS

FM & PTSD - Related Conditions

- **PTSD, like FM is characterized by groups of symptoms**

  - Some patients with FM meet PTSD criteria

  - Some patients with PTSD meet FM criteria

  - Some are believed to suffer from both conditions simultaneously

- **Overlap of PTSD and FM symptoms suggests VLDC may treat PTSD**

  - PTSD is thought to be exacerbated by non-restorative sleep

- **PTSD has both combat and civilian forms**

  - Zoloft and Paxil are approved for PTSD but market is unsatisfied

  - Brand prescriptions are now filled by generic sertraline and paroxetine

  - DOD has a strong interest in promoting research on therapeutics

TONIX Pharmaceuticals Pipeline

- **TONIX has a comprehensive pipeline of CNS products**

Product	Indication	Status
TNX-102	Fibromyalgia	• Very low dose cyclobenzaprine in novel formulation • Phase 2a successfully completed • PK trial in new formulation expected completion YE 2011 • First of two pivotal trials expected to begin Q3 2012
TNX-105	Post-Traumatic Stress Disorder	• Low dose cyclobenzaprine in novel formulation • Will leverage data from TNX-102 PK trial • Pivotal trials anticipated to start 2012 • Applying for Department of Defense funding
TNX-201	Headache	• NDA to be filed for existing DESI product • Potentially shortened process for FDA approval • DESI to NDA switch products enjoy mandated exclusivity
TNX-301	Alcoholism	• US patent allowed • Potential for government funding

Exclusivity & Patents

- **TNX-102**
  - Issued Methods of Use patents for use of VLDC in treatment of fibromyalgia with expiration mid-2020
  - Two issued formulation patents with expiration in mid-2021
  - Further patents on pharmacokinetics expected to be filed in near term

- **TNX-105**
  - Filed Methods of Use patent for use of VLDC in treatment of PTDS
  - Two issued formulation patents with expiration in mid-2021

- **Active patenting strategy to extend exclusivity**
  - Plan to file patents around TONIX products' unique PK profiles, which are difficult to circumvent

- **Hatch-Waxman exclusivity 3 years post launch for new indications**

Upcoming Milestones

- **Short and intermediate term value inflection milestones**

Timing	Milestones Related to TNX-102
December 2011	• Pharmacokinetic (PK) trial
Jan-Feb 2012	• PK data analysis and new patent filings
Q1 2012	• Announcement of pharmacokinetic trial completion
Q3 2012	• Commencement of initial pivotal trial
Q1 2013	• Interim look at initial pivotal trial data
Q2-Q3 2013	• Completion of initial pivotal trial • Partnering or monetization event

Why Invest in TONIX?

- **Capital efficient drug development strategy focused on high-value, first-in-class products**

- **FM and PTSD are significant unmet needs with large market opportunities**

- **TNX-102 is expected to be a first-in-class treatment for FM and differentiated from generic cyclobenzaprine**

- **Low risk, low-cost development pathway**

- **Short-term monetization**

- **Experienced management and Board**

TONIX PHARMACEUTICALS